UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

52186N106

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Peter M. O. Wong

Senior Vice President, General Counsel and Corporate Secretary

LeapFrog Enterprises, Inc.

6401 Hollis Street

Emeryville, California 94608-1089

(510) 420-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Kenneth L. Guernsey

Cydney S. Posner

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111

(415) 693-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,802,285	$156.37

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s Class A common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 6,653,655 shares of the issuer’s Class A common stock and had an aggregate value of $2,802,285 as of July 27, 2009, calculated based on a Monte Carlo option valuation model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .0000558 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $156.37	Filing Party: LeapFrog Enterprises, Inc.

Form or Registration No.: SCTO-I	Date Filed: July 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Schedule TO filed by LeapFrog Enterprises, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 29, 2009, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on August 10, 2009 (Amendment No. 1 and, together with the original Schedule TO filing, the “Schedule TO”) in connection with the offer (the “Exchange Offer”) by the Company to certain optionholders, subject to specified conditions, to exchange eligible option grants for new option grants that represent the right to purchase fewer shares at a lower exercise price than the eligible option grants, as described in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated July 29, 2009 provided as Exhibit (a)(1)(A) (the “Offer to Exchange”) to the Schedule TO. Except as amended and supplemented hereby, all terms of the Exchange Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto, including the Offer to Exchange, all as amended and supplemented by Amendment No. 1, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 11:59 p.m., Pacific Time, on Thursday, August 27, 2009. Optionholders eligible to participate in the Offer to Exchange tendered, and the Company accepted for cancellation, eligible option grants to purchase an aggregate of 6,361,781 shares of the Company’s Class A common stock from 214 participants, representing 96.3% of the total shares of Class A common stock underlying options eligible for exchange in the Offer to Exchange. The Company granted new options to purchase an aggregate of 3,588,564 shares of Class A common stock in exchange for the cancellation of the tendered eligible option grants. For the new options granted to persons other than the Company’s Chief Executive Officer and non-employee directors, the exercise price per share was $3.79, which is equal to the closing price of the Company’s Class A common stock as reported by the New York Stock Exchange on August 26, 2009, the business day prior to the expiration of the Offer to Exchange. For the new options granted to the Company’s Chief Executive Officer and non-employee directors, the exercise price per share was $6.25.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPFROG ENTERPRISES, INC.

/s/ Peter M. O. Wong
(Signature)

Peter M.O. Wong, Senior Vice President, General Counsel and Corporate Secretary
(Name and Title)

August 31, 2009
Date